BB 6/26



SEC 03052010 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2002 (MM/DD/YY) AND ENDING 3/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Man Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C.
JUN 2 6 2003
81

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 N. Wacker Drive
(No. and Street)

Chicago, IL 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Kerrigan 312-881-6879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, Chicago, IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Man Investments Inc, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
CAROL A GREEN
NOTARY PUBLIC, STATE OF ILLINOIS

Signature

FINANCIAL + OPERATIONS PRINCIPAL

Title

Carol A. Green

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Investments Inc.

Statement of Financial Condition
March 31, 2002



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Board of Directors and Stockholder of
Man Investments Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Man Investments Inc. (the "Company") at March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of Man Group USA Inc. (the "Parent"), and as disclosed in the footnotes to the financial statement, has extensive transactions and relationships with the Parent. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

May 5, 2003

Man Investments Inc.

Statement of Financial Condition
March 31, 2003

Assets

Cash	$ 98,565
Servicing fees receivable	9,924
Due from affiliates	1,394,408
Total assets	$ 1,502,897

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses	$ 14,500
Servicing fees payable	9,924
Total liabilities	24,424

Stockerholder's Equity

Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	594,000
Retained Earnings	883,473
Total stockholder's equity	1,478,473
Total liabilities and stockholder's equity	$ 1,502,897

The accompanying notes are an integral part of the financial statements.

Man Investments Inc.
Notes to Financial Statement

1. Organization and Description of Business

Man Investments Inc. (formerly Man Investment Products Inc., the "Company") is a wholly owned subsidiary of Man Group USA Inc., (the "Parent") which, in turn, is ultimately a wholly owned subsidiary of Man Group plc, a United Kingdom public limited company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. In addition, the Company is registered as a guaranteed introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Company's activities are limited to selling shares of limited partnerships, direct participation programs and registered investment companies.

2. Summary of Significant Accounting Policies

Income taxes
Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its share of the consolidated federal tax expense based upon separate company calculations.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Related Party Transactions

The Parent provides the Company with all administrative and support services.

Due from affiliates at March 31, 2003 represents cash on deposit as well as a receivable with affiliate companies. The Parent allocates interest earned on these balances to the Company.

4. Net Capital Requirement

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Net capital and aggregate indebtness change daily. At March 31, 2003, the Company had net capital, as defined, of $84,065, which was $79,065 in excess of the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.